





INVEST IN **DOSELVA PBC**

Spices and Herbs Value Chains for People, Planet, and Profit in Central America

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doselva.com Berkeley CA

Food | Sustainability | Social Impact | PBC and B Corps | Health and Wellness

LEAD INVESTOR

Kenneth Meagor Senior Vice President, Pinnacle Bank

As a public benefit corporation, Doselva's business model revolves around serving its communities by generating employment, contributing to biodiversity and generating an attractive return for its shareholders. By focusing on vanilla, turmeric, ginger and cardamon, Doselva operates responsibly through its partnership with local farmers in Nicaragua and by incorporating best practices for biodiversity enhancement and local economic development. Doselva is poised for tremendous growth as a trusted supplier of high quality and traceable organic spices for premium international markets. I have known CEO Jefferson Shriver for over 30 years since we traveled throughout Central America on a college study tour. I have also visited him in Nicaragua where he has made his permanent home. I am confident that this investment is an excellent addition to my personal investment portfolio.

Invested $10,000 this round

Learn about Lead Investors

OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION

Highlights

1. PEOPLE: High value climate resilient spices and herbs = strong farmer profits and rural communities
2. PLANET: Shade tolerant cultivars = forested landscape , regenerative agriculture, & sequestered co2
3. PROFIT: Premium, organic, medicinal spices and herbs direct to global, high value markets
4. With letters of commitment from buyers, we hope to achieve $1.7 million in sales in 2021 (5x growth)
5. Exec team with half-century of experience in Central American agri-business and small holder support

Our Team

Jefferson Shriver CO-Founder and CEO

25 years of professional experience in agri-business with focus on sustainable supply chains, including spices, in Central America

Climate change and price volatility are major drivers of crisis in the rural sector of Central America, causing social decline, especially amongst coffee farmers. Smallholder farmers are the hardest hit, causing unemployment, desperation, and driving migration. Investment in high value, shade tolerant climate resilient crops can reverse this trend.



Aaron D Sachowitz Co-Founder

Associate Professor of Communication at Saint Mary's College with a focus on food justice. Aaron has six years of nonprofit board experience at COLAGE, two as Chair, as well as ongoing institutional governance experience at Saint Mary's College.



Shayna Harris Board Member and Investor

Former COO of Farmer's Fridge

The Case for Doselva

Problem

Doselva was founded on the premise of providing value chain alternatives for coffee and grain farmers in Central America facing a livelihoods crisis due to climate change and price volatility in major commodities. Smallholder coffee and basic grain farmers are highly vulnerable to climate change as their crops are sensitive to rising temperatures and changing rainfall patterns. Rising temperatures also are known to negatively affect coffee growth, flowering, fruit set, and bean quality. High temperatures and drought conditions also have negative impacts on the flowering and yields of maize and beans. Since smallholder farmers in Central America depend almost entirely on rain-fed agriculture, they are vulnerable to extended droughts, irregular rainfall patterns, and extreme rain events which can significantly reduce yields and exacerbate food insecurity and poverty.

Given these circumstances coupled with price volatility, farmers have never been more receptive to making changes to their agriculture livelihoods. Of the farmers perceiving changes in climate, 46% indicated that they had changed their farming practices in response to climate change, with the most common adaptation measure being the planting of trees.

Solution

Spices represent one of the highest-value, lowest risk crop alternative on small plots, and are in their majority more resilient to climate change than coffee and basic grains. Vanilla, black pepper and cinnamon can be easily intercropped with coffee and cocoa on a given farm. Spices are neither capital nor technology intensive in production and post-harvest, but rather dried and cured on or close to the farm by farmers themselves using simple, traditional techniques. This value addition is convenient and accessible to smallholders, allowing them to capture more margin and get out of the poverty trap of selling raw material at the farm gate. Spices are light weight and do not require cold-chain management. Their long shelf life makes them easy to store and transport. Vanilla and black pepper are shade tolerant epiphytes that also require live support trees for development. With a shade canopy and support trees as its principal architecture, spice farms begin to look more like forests.

Doselva's target market to generate revenue from the sale of its products is the global spice market. From a product sourcing and social impact perspective, Doselva's target market are smallholder farmers in Latin America and the Caribbean

The premium spice market, particularly organic certified, is experiencing significant market growth and represents a more specific target market for Doselva. Rising awareness among consumers regarding the medicinal properties and health advantages of natural spice consumption is a primary driver of industry growth. Shifting preference towards chemical free ingredients owing to their notable health benefits including anti-inflammation, therapeutic and pain-relieving properties is expected to propel the organic spice market growth. Strong individual flavors and essence that enrich meals for a wide range of food applications will remain a key factor driving demand. An increase in demand across various food and beverage segments, particularly for convenience foods and beverages is likely to drive the global organic spices market. Spices are primarily used for flavoring, preserving, and coloring of food. The dominant organic spices are turmeric, chilies, ginger, garlic, coriander and nutmeg & mace.

The global market for organic spices has witnessed continued demand during the last few years and is projected to grow at a rate 4.89-6.51% CAGR from 2016 to 2022, or approximately USD 3.186 billion by 2022. According to Technavio, the demand for turmeric, especially organic turmeric, and certain other spices has increased rapidly. This is due to increased awareness about the several health benefits of organic turmeric. This is the same case for organic ginger, which is also reporting a high demand.[1] The organic garlic market share was estimated to be more than 50% of total organic spice market share, followed by chili and ginger in the year 2016. Strong historical usage and recognition as household and basic essential for daily usage has supported increase in use of chilli, garlic and ginger globally.

The European organic spice market, for example is forecasted to grow by 5.5% CAGR[2]over the next seven years due to a considerable rise in spice consumption, particularly in Sweden and the UK. Rising consumption of ethnic food along with increased preference for natural food products will support the industry demand. Expansion in the mainstream retail industry including supermarket chains will drive the regional demand.

Doselva's serviceable obtainable market is $27 million, and we hope (though do not guarantee) to capture over $5 million by 2025.

Traction

We have completed two solid years of revenue with six different buyers for both the fresh and dehydrated product markets in Europe and the U.S. Our buyers are major brands in the U.S. and Europe from the supermarket industry, tea, nutritional supplement, and In November we moved into a 20,000 square ft, food safe facility with a rent to buy lease, have Organic and Kosher certifications, and are poised to add two critical food safety certifications to our dossier in Q1 and Q2 of 2021 - Global Gap and BRC – both essential for entering and staying in formal export markets. We have two high volume products ready to offer now –

ginger and turmeric – and one low volume product ready for the market in vanilla. We have begun planting significant quantities of cardamom, lemon grass, and hibiscus with small farmers to position ourselves for strong volumes of seven different products to offer the market beginning in 2022. We have a competent staff of 14 professionals and 25 processing plant line workers.

Competitors

A number of our products (such as vanilla) make it difficult for competition to replicate or catch up to us given planting material is scarce, and crops are perennial and knowledge intensive. Our competitive advantage is more pronounced as we offer co-investment and shared risk through an integrated package of services, including market access, a path to certification, advanced financing for seed, and agronomic technical assistance. Bilingual and bicultural staff, along with top professional staff from the engineering and agriculture fields make service delivery and the forging of export market relationships and external investment more plausible. The Co-founder has a twenty-five year record working in smallholder agriculture and is a trusted actor in the space amongst farmer organizations. We are a truly national initiative with the capacity to extend our services to the far corners of the country and the region. Finally, we have a model farm, propagation and training center where we can demonstrate to farmers how to successfully grow these new crops (evidence-based approach).

The majority of competitors in Nicaragua and other parts of Central America are spot buyers not investing in long term relationships with their suppliers, nor selling directly to wholesaler / retailers. The loyalty we are generating with both our suppliers (through service delivery) and customers (with traceability and product quality) is the special sauce that gives us a competitive advantage over the long haul. Our third party environmental, social and food safety certifications give us additional comparative advantage.

Next Steps

Doselva began embarking on three strategic initiatives beginning Q2 2020 for a two year period to take the business to its next stage of growth. The three initiatives are; 1) expanding its producer base and product offer in seven spice and herb products; 2) expanding its processing capacity in the new facility through mechanization, professionalization and additional infrastructure upgrades; 3) expanding our company presence to Honduras and/or Costa Rica.

[1]https://www.businesswire.com/news/home/20171005005953/en/Top-5-Vendors-Global-Organic-Spices-Market

[2] Compound Annual Growth Rate (CAGR)

Downloads

Doselva Executive Summary September 20.pdf